UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)1

Achaogen, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004449104

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004449104

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,982,453*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,982,453*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,982,453*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 2,977,028 Shares held by Mr. Duggan, (ii) 170 Shares held by Genius Inc., (iii) 5,000 Shares held by Blaze-On and (iv) 255 Shares held by RWD Foundation.

2

CUSIP NO. 004449104

1	NAME OF REPORTING PERSON

GENIUS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		170
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

170
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 004449104

1	NAME OF REPORTING PERSON

BLAZE-ON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 004449104

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		255
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

255
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 004449104

The following constitutes Amendment No. 12 to the Schedule 13D filed by the undersigned (“Amendment No. 12”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)–(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each of the Reporting Persons is based on 63,879,995 Shares outstanding, as of March 25, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 1, 2019.

A.	Mr. Duggan
(a)	As of the close of business on April 11, 2019, Mr. Duggan directly owned 2,977,028 Shares. As the sole shareholder of Genius Inc., Mr. Duggan may be deemed the beneficial owner of the 170 Shares owned by Genius Inc. As the sole officer and sole director of Blaze-On, Mr. Duggan may be deemed the beneficial owner of the 5,000 Shares owned by Blaze-On. As the President of RWD Foundation, Mr. Duggan may be deemed the beneficial owner of the 255 Shares owned by RWD Foundation.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 2,982,453
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,982,453
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Duggan since the filing of Amendment No. 11 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Genius Inc.
(a)	As of the close of business on April 11, 2019, Genius Inc. beneficially owned 170 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 170 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 170 4. Shared power to dispose or direct the disposition: 0

(c)	Genius Inc. has not entered into any transactions in the Shares since the filing of Amendment No. 11 to the Schedule 13D.
C.	Blaze-On
(a)	As of the close of business on April 11, 2019, Blaze-On beneficially owned 5,000 Shares.

Percentage: Less than 1%

6

CUSIP NO. 004449104

(b)	1. Sole power to vote or direct vote: 5,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,000 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Blaze-On since the filing of Amendment No. 11 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	RWD Foundation
(a)	As of the close of business on April 11, 2019, RWD Foundation beneficially owned 255 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 255 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 255 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RWD Foundation since the filing of Amendment No. 11 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
(e)	The Reporting Persons ceased to be the beneficial owner of 5% or more of the Shares of the Issuer on April 10, 2019.

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CUSIP NO. 004449104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2019

GENIUS INC.

By:	/s/ Ryan Flake
	Name:	Ryan Flake
	Title:	Chief Financial Officer

BLAZE-ON CORPORATION

By:	/s/ Robert W. Duggan
	Name:	Robert W. Duggan
	Title:	Chief Executive Officer

Robert W. Duggan Foundation

By:	/s/ Robert W. Duggan
	Name:	Robert W. Duggan
	Title:	President

/s/ Robert W. Duggan
Robert W. Duggan

8

CUSIP NO. 004449104

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 11 to the Schedule 13D

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

Common Stock	(50,000)	0.51	04/08/2019
Common Stock	(62,000)	0.53	04/09/2019
Common Stock	(140,000)	0.49	04/10/2019
Common Stock	(24,700)	0.48	04/11/2019

BLAZE-ON CORPORATION

Common Stock	(25,000)	0.52	04/09/2019

Robert W. Duggan Foundation

Common Stock	(100,000)	0.49	04/10/2019